Exhibit 99.1

Correvio Announces Presentation of New Brinavess™ Spectrum Data at the American Heart Association 2019 Annual Meeting

NASDAQ: CORV   TSX: CORV

Post Hoc Analysis of Subset of Patients Treated in the Emergency Department Setting

Safety Outcomes of Interest Observed in Less Than 1% Cases; No Deaths Reported

Greater Than 70% of Atrial Fibrillation Episodes Successfully Converted to Sinus Rhythm in a Median Time of 12 Minutes

VANCOUVER, Nov. 18, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced the presentation of new data from the SPECTRUM study evaluating Brinavess™ (vernakalant hydrochloride, IV), the Company's antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), in the emergency department setting at the American Heart Association (AHA) 2019 Annual Meeting taking place November 16-18, 2019, in Philadelphia.

SPECTRUM was conducted as part of the follow-up measures agreed to with the European Medicines Agency in 2010 and enrolled 2,009 treatment episodes in 53 participating hospitals in the EU.  Brinavess was administered in the emergency department in 64.2% of cases. In this post hoc analysis, 1,289 Brinavess treatment episodes in 1,120 unique patients in the emergency departments were assessed.  The data demonstrated that treatment with Brinavess successfully converted 70.2% (95% confidence interval [CI] 67.5 – 72.7) of all treated episodes.  Treatment with Brinavess also showed a median time to conversion of 12 minutes from start of first infusion among patients who converted.  The median length of stay was 7.5 hours in that setting.  Only 13% of these emergency department patients remained in hospital for greater than 24 hours.

In the safety results, there were a total of 12 serious adverse events (SAEs) of special interest in 11 patients (0.9%; 95% CI 0.4-1.5%), the most common of which was significant bradycardia (n=9, 0.7%), one of which was associated with significant hypotension (0.1%); two 1:1 atrial flutter (0.2%), one of which was originally differentially evaluated as sustained ventricular tachycardia.  No serious Brinavess-related AEs resulted in clinical sequelae and no deaths nor cases of torsades de pointes were reported in the study.

"In the emergency department setting, cardioversion of recent onset AF with vernakalant had a low rate of SAEs of special interest and was highly effective," said Carin Heringa, MD, Correvio's Head of Medical Affairs. "The results from this cohort of the SPECTRUM registry are consistent with the overall SPECTRUM results and support the use of vernakalant as a first line option in appropriate patients, for pharmacologic cardioversion in the emergency department setting. Thus, potentially allowing early discharge and lower hospitalization rates."

An additional poster at the meeting describes the evaluation of Brinavess compared to multiple other antiarrhythmic drugs for rapid cardioversion of early onset AF.

A New Drug Application (NDA) for Brinavess is currently under review by the U.S. Food and Drug Administration (FDA) for the conversion of adult patients with recent onset AF.  The FDA assigned a target action date of December 24, 2019 under the Prescription Drug User-Fee Act.  The FDA's Cardiovascular and Renal Drugs Advisory Committee (CRDAC) is scheduled to review the data supporting Correvio's NDA on  December 10, 2019.

Details for the AHA 2019 poster presentations are as follows:

Title: Rapid cardioversion of recent-onset atrial fibrillation in the emergency department with vernakalant: Insights from the multinational SPECTRUM registry
Lead author: Alfonso Martin, University Hospital Severo Ochoa and University Alfonso, Madrid, Spain
Poster Board No.: 2028
Session: New insights into atrial and supraventricular arrhythmias
Date and time: Monday, November 18, 2019; 11:30 a.m. to 12:00 p.m. ET
Location: Zone 2, Science and Technology Hall, Level 2, Halls A-D

Title: Vernakalant Compared to Anti-arrhythmic Drugs for Rapid Cardioversion of Early Onset Atrial Fibrillation: A Meta-analysis
Lead author: Chintan Trivedi, Texas Cardiac Arrhythmia Institute, Austin, Texas
Poster Board No.: 2132
Session: Pharmacologic Treatment of Arrhythmias
Date and time: Sunday, November 17, 2019; 3:00 p.m. to 3:30 p.m. ET
Location: Zone 2, Science and Technology Hall, Level 2, Halls A-D

About Atrial Fibrillation

Atrial fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.1 AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.1 According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to 12 million in 2030.2

There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.1,3 Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.1

About Brinavess™

Brinavess (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation <3 days duration. Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

1.	January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2.	Benjamin EJ et al. Heart Disease and Stroke Statistics-2019 Update: A Report From the American Heart Association. Circulation. 2019 Mar 5;139(10):e56-e528.
3.	Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to emergency department outcomes for appropriate AF patients treated with Brinavess as a first line treatment option being consistent with the overall SPECTRUM results; the potential for early discharge and lower hospitalization rates in appropriate AF patients who receive treatment with Brinavess as a first line treatment option; and, the approval of Brinavess by the FDA and the timing of any such approval. In particular, no statement herein should be understood to mean: (i) that the FDA will find our underlying clinical trial data to be acceptable; (ii) that the FDA will find our manufacturing sites acceptable and validate them; or (iii) that our NDA will ultimately be approved by the FDA. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example: (i) the FDA may miss its own required deadlines (including the target action date assigned under the Prescription Drug User-Fee Act or the date set for the Advisory Committee meeting); and (ii) the FDA may require further information or additional clinical studies.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed August 14, 2019 for the second quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

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For further information: Brendan Payne, Associate Director, Investor Relations and Business Development, Correvio Pharma Corp., 604.677.6905 ext. 306, 800.330.9928, bpayne@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 18-NOV-19